EXHIBIT 99.1

Brookfield Asset Management Issues US$400 Million Inaugural Green Subordinated Notes

BROOKFIELD, NEWS, Oct. 16, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM) today announced the closing of its public offering of 4.625% subordinated notes due October 16, 2080 (the “notes”). The size of the offering was US$400 million.

The notes were issued by Brookfield Finance Inc., an indirect 100% owned subsidiary of Brookfield, and are fully and unconditionally guaranteed, on a subordinated basis, by Brookfield. Brookfield intends to use the net proceeds of the offering to finance and/or refinance recently completed and future Eligible Green Projects.

J.P. Morgan Securities LLC, BofA Securities, Inc., RBC Capital Markets, LLC and Wells Fargo Securities, LLC acted as joint bookrunning managers for the offering.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes described herein, nor shall there be any sale of these notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The notes being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus or the prospectus supplement.

The securities were not offered or sold, directly or indirectly, in Canada or to any resident of Canada.

Brookfield Asset Management
Brookfield Asset Management is a leading global alternative asset manager with approximately US$550 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

For more information, please contact:

Communications & Media	Investor Relations
Claire Holland	Linda Northwood
Tel: +1 416 369-8236	Tel: +1 416 359-8647
Email: claire.holland@brookfield.com	Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The word “intends” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements with respect to the use of proceeds from the offering described in this news release. Although Brookfield believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business or may do business; the behavior of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors in the prospectus and as detailed from time to time in the Company’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the Company with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.